UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Desktop Metal, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

89628U108

(CUSIP Number)

Ric Fulop

c/o Desktop Metal, Inc.

63 Third Avenue,

Burlington, MA 01803

(978) 224-1244

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89628U108	13D	Page 1 of 6 pages

1	Names of Reporting Persons Ric Fulop

2	Check the Appropriate Box if a Member of a Group	(a) [ ] (b) [ ]

3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 20,095,149
	8	Shared Voting Power 1,886,781
	9	Sole Dispositive Power 20,095,149
	10	Shared Dispositive Power 1,886,781
11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,981,930
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person IN

CUSIP No. 89628U108	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of Desktop Metal, Inc., a Delaware corporation (the “Issuer”) whose principal executive office is located at 63 3rd Avenue, Burlington, MA 01803.

Prior to the Business Combination (as defined below), the Issuer was known as Trine Acquisition Corp. (“Trine”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by Ric Fulop, a citizen of the United States (the “Reporting Person”). The business address of the Reporting Person is c/o Desktop Metal, Inc., 63 Third Avenue, Burlington, MA 01803. The Reporting Person’s present principal occupation is Chief Executive Officer and Chairman of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of common stock of Desktop Metal Operating, Inc. (formerly known as Desktop Metal, Inc.), a Delaware corporation (“Old Desktop”), beneficially owned by the Reporting Person were automatically converted into 21,981,930 shares of Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On December 9, 2020, pursuant to the agreement and plan of merger (the “Merger Agreement”), dated as of August 26, 2020, by and among Trine, Sparrow Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Trine (“Merger Sub”), and Old Desktop, Merger Sub merged with and into Old Desktop with Old Desktop being the surviving company in the merger (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”). As a result of the Merger, Trine owned 100% of the outstanding common stock of Old Desktop as the surviving company in the Merger and each outstanding share of common and preferred stock of Old Desktop was cancelled and extinguished and collectively converted into the right to receive shares of the Common Stock on a one-to-1.221218442 basis in accordance with the Merger Agreement. As a result of the

CUSIP No. 89628U108	13D	Page 3 of 6 pages

Business Combination, the Reporting Person and certain trusts over which the Reporting Person shares voting and investment control with his wife received an aggregate of 21,981,930 shares of Common Stock.

Registration Rights Agreement

In connection with the execution of the Merger Agreement, Trine and certain stockholders of Desktop Metal and Trine entered into a registration rights agreement (the “Registration Rights Agreement”), which took effect upon the consummation of the Business Combination. Pursuant to the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights, shelf registration rights and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Lockup Agreement

In connection with the execution of the Merger Agreement, certain Desktop Metal stockholders, including the Reporting Person, entered into that certain Confidentiality and Lockup Agreement, as well as an amendment to that certain Investors’ Rights Agreement, (collectively, the “Lockup Agreements”). Pursuant to the Lockup Agreements, the Reporting Person has agreed that he will not, during the period beginning at the effective time of the Business Combination and continuing to and including the date that is one hundred eighty (180) days after the date of closing of the Business Combination, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, or any interest in any of the foregoing (in each case, subject to certain exceptions set forth in the Lockup Agreements).

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to certain provisions of the law, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or

CUSIP No. 89628U108	13D	Page 4 of 6 pages

explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 21,981,930

•	Percent of Class: 9.7%

•	Number of shares the Reporting Person has:

o	Sole power to vote or direct the vote: 20,095,149

o	Shared power to vote: 1,886,781

o	Sole power to dispose or direct the disposition of: 20,095,149

o	Shared power to dispose or direct the disposition of: 1,886,781

The above share amount includes 20,095,149 shares of Common Stock held of record by the Reporting Person, 628,927 shares of Common Stock held of record by Bluebird Trust, 628,927 shares of Common Stock held of record by Khaki Campbell Trust and 628,927 shares of Common Stock held of record by Red Tailed Hawk Trust. The Reporting Person, along with his wife, maintains voting and investment power over the shares held of record by each of the trusts.

The above percentage is based on 226,704,981 shares of Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)       None.

(e)	Not applicable.

CUSIP No. 89628U108	13D	Page 5 of 6 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Amended and Restated Registration Rights Agreement, dated as of August 26, 2020, by and among the Issuer, certain equityholders of the Issuer named therein (incorporated by reference to the Registration Statement on Form S-4 filed by the Issuer on September 15, 2020).

CUSIP No. 89628U108	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2020

By:	/s/ Ric Fulop
Name: Ric Fulop